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                                 TESCORP, INC.

                                          December 10, 1997

Dear Shareholder:

    On behalf of the Board of Directors of Tescorp, Inc. (the "Company"), we are pleased to inform you that the Company has entered into an Amended Stock Purchase Agreement, dated as of November 26, 1997 (the "Merger Agreement"), with Tescorp Aquisition Corporation ("Acquisition"), a wholly-owned subsidiary of Supercanal Holding S.A. ("Supercanal"), pursuant to which, on December 8, 1997, Acquisition commenced a cash tender offer (the "Offer") to purchase (i) all outstanding shares of the Company's Common Stock (the "Common Stock") for $4.50 per share and (ii) all outstanding shares of the Company's Series 1995 8% Convertible Preferred Stock (the "8% Preferred Stock") for $144 plus accrued and unpaid dividends per share (a share of either class of stock is a "Share"). Under the Merger Agreement, assuming the Offer is successful, it will be followed by a merger (the "Merger") in which (i) any remaining shares of Common Stock not tendered pursuant to the Offer will be converted into the right to receive a cash amount of $4.50 per share, without interest and (ii) any remaining shares of 8% Preferred Stock will be converted into the right to receive a cash amount of $144 plus accrued and unpaid dividends per share, without interest (except any shares as to which the holder has properly exercised dissenters' rights of appraisal).

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND MERGER AND THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at this recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 (without the bulky exhibits), including, among other things, the opinion of Arnhold and
S. Bleichroeder, Inc., the Company's financial advisor, that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

    We urge you to read the information contained in our Schedule 14D-9, as well as the materials provided to you by Aquisition and Supercanal, carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Jack S. Gray, Jr.

                                          Jack S. Gray, Jr.
                                          DIRECTOR, PRESIDENT AND
                                          CHIEF OPERATING OFFICER

    327 Congress Avenue, Suite 200, Austin, Texas 78701, (512)476-2995, Fax
                                 (512)474-1610